KludeIn I Acquisition Corp.

1096 Keeler Avenue

Berkeley, CA 94708

January 4, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Erin Purnell

Re:	KludeIn I Acquisition Corp.
Registration Statement on Form S-1, as amended
Filed December 15, 2020
File No. 333- 251337

Dear Ms. Purnell:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, KlueIn I Insurance Acquisition Corp. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. EST on January 6, 2021, or as soon as thereafter practicable.

Very truly yours,

/s/ Narayan Ramachandran
Narayan Ramachandran
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP
White & Case LLP